SSYS Q2 2016 Earnings Script

SLIDE 1 & 2: TITLE SLIDES

SPEAKER: Operator

Good day, ladies and gentlemen. Welcome to today’s conference call to discuss Stratasys’ second quarter financial results.

My name is [INSERT], and I’m your operator for today’s call. [INSERT RELEVANT INSTRUCTIONS].

And now, I’d like to hand the call over to Shane Glenn, Vice President of Investor Relations for Stratasys. Mr. Glenn, please go ahead.

SLIDE 3&4: FLS & NON-GAAP DISCLOSURE

SPEAKER: Shane Glenn

Good morning, everyone, and thank you for joining us to discuss our second quarter financial results. On the call with us today are Ilan Levin, CEO, and Erez Simha, CFO and COO of Stratasys.

I remind you that access to today's call, including the prepared slide presentation, is available online at the web address provided in our press release.

In addition, a replay of today's call, including access to the slide presentation, will also be available and can be accessed through the investor section of our website.

We will begin by reminding everyone that certain statements made on this call regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2016, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: any failure to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as MakerBot, Solid Concepts, Harvest and GrabCAD after their acquisition or to successfully establish and execute effective post-acquisition integration plans; changes in the overall global economic environment; the impact of competition and new technologies; changes in the general market, political and economic conditions in the countries in which we operate; any underestimates in projected capital expenditures and liquidity; changes in our strategy; changes in applicable government regulations and approvals; changes in customers’ budgeting priorities; lower than expected demand for our products and services; reduction in our profitability due to shifting in our product mix into lower margin products or our shifting in our revenues mix significantly towards our AM services business; costs and potential liability relating to litigation and regulatory proceedings; and those factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, and Item 5, “Operating and Financial Review and Prospects” in our 2015 Annual Report, as well as in the 2015 Annual Report generally. Readers are urged to carefully review and consider the various disclosures made throughout the Form 6-K that attaches Stratasys’ unaudited, condensed consolidated financial statements as of, and for the quarter and six months ended, June 30, 2016, and its review of its results of operations and financial condition for those periods, which has been furnished to the SEC on or about the date hereof, Stratasys’ 2015 Annual Report, and in Stratasys’ other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, on this call are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

As in previous quarters, today's call will include GAAP and non-GAAP financial measures. The non-GAAP financial measures should be read in combination with our GAAP metrics to evaluate our performance. Certain non-GAAP to GAAP reconciliations are provided in the table contained in our slide presentation and today’s press release.

Now I would like to turn the call over to our CEO, Ilan Levin. Ilan?

SLIDE 5: OPENING SUMMARY

SPEAKER: Ilan Levin

Thank you Shane.

Good morning everyone, and thank you for joining today’s call.

Having assumed the role of CEO on July 1, I would like to take a moment to thank our outgoing CEO, David Reis, for his contributions and leadership.

David’s tenure as CEO was defined by a period of significant growth for our company, which included the transformation of Stratasys into the industry’s leading 3D printing and additive manufacturing company. David will continue as a member of the Board, as an Executive Director.

I am excited and optimistic to continue that mission of growth and leadership.

I believe our industry is maturing and evolving beyond general purpose 3D printing for design applications.

It is being transformed by the growing access to more affordable office and desktop 3D printers, and by the greater need for enhanced value for specific additive manufacturing applications within certain vertical industries.

I believe FDM and PolyJet are mature, well qualified technologies, with a significant runway ahead for future growth.

We have targeted specific high-value industries, such as aerospace, automotive, and medical, which will rely on these technologies to enhance their businesses.

We have a large installed base of customers in our targeted markets and beyond, that will form the basis for future collaboration and innovation to deliver value around additive manufacturing applications.

These assets provide me with the confidence that we will capitalize on the potential of additive manufacturing moving forward.

Looking at the second quarter, we were pleased to make additional progress in improving our financial performance during the quarter, driven by our successful efforts to control costs and improve operational efficiency.

These initiatives helped drive improvements in our margins and a substantial increase in operating profitability compared to the first quarter.

In addition, our margins benefited from strong sales of our higher-end systems, including our new J750 full-color, multi-material 3D printer that removes technology barriers by enabling customers to achieve one-stop realism without post-processing.

We announced the launch of our new GrabCAD service GrabCAD Print during the second quarter. The GrabCAD Print service is an overall 3D printing solution that provides the ability to share, organize, print and analyze 3D models. GrabCAD Print is currently available in free public beta in North America.

I will return later in the call to provide you more details on important initiatives and other key developments, but first, I will turn the call over to our CFO and COO, Erez Simha, who will review the details of our financial results.

Erez?

SLIDE 6&7: FINANCIAL RESULTS SUMMARY

SPEAKER: Erez Simha

Thank you, Ilan, and good morning, everyone.

We have made significant progress in improving our operational performance, and are pleased with the pace of planned reductions in operating expenses.

As a result, both our gross margins and operating margins saw improvement in the period, and we enjoyed positive cash flow.

Total revenue in the second quarter decreased by 6% to $172.1 million when compared to $182.3 million for the same period last year. We continue to see weak market demand and longer sales cycles resulting in slow hardware sales across all regions and business units.

MakerBot product and service revenue was essentially flat, declining 2% in the second quarter over last year, but increased sequentially by 8%, driven by the positive impact of the ongoing reorganization of that business, and the trend towards use of desktop systems for modeling applications.

GAAP operating loss for the second quarter was $17.1 million.

Non-GAAP operating income improved both year-over-year and sequentially to $10.2 million, compared to $3.7 million for the same period last year, and $4.0 million in the first quarter of 2016.

GAAP net loss for the second quarter was $18.5 million, or $0.36 per diluted share.

Non-GAAP net income for the second quarter was $6.2 million, or $0.12 per diluted share, compared to non-GAAP net income of $8 million, or $0.15 per diluted share, reported for the same period last year.

Non-GAAP net income included a tax expense of $5.1 million, or a tax rate of 45.4%, which resulted from the non-cash valuation allowance on deferred tax assets related to our U.S. subsidiaries.

It should be noted that these deferred tax assets have expiry dates many years into the future and we do anticipate being able to recognize their value to offset prospective tax liabilities.

SLIDE 8: REVENUE

Product revenue in the second quarter decreased by 8% to $123.8 million, as compared to the same period last year.

Within product revenue, system revenue for the quarter declined by 19% over the same period last year, driven primarily by the overall market weakness we discussed previously.

We were pleased to see systems utilization remain strong.

Consumables revenue for the quarter increased 11% compared to the same period last year, an improvement in year-over-year consumable revenue growth for the second straight quarter, compared to the flat growth we observed in the second half of 2015.

While also impacted by the overall market slowdown, consumable revenue growth is more a function of our installed base and represents a recurring revenue stream that is less affected by a decline in system sales within any given quarter.

Services revenue in the second quarter increased by 1% to $48.3 million, as compared to the same period last year.

Within service revenue, customer support revenue during the quarter, which includes the revenue generated mainly by maintenance contracts on our systems, increased by 11% compared to the same period last year, driven primarily by growth in our installed base of systems.

We are pleased with the growth in recurring revenue generated by our installed base of systems.

SLIDE 9: GROSS MARGINS

GAAP gross margins improved to 46.2% for the second quarter, compared to 45.5% for the same period last year.

Non-GAAP gross margins improved slightly to 55.9% for the second quarter, compared to 54.7% for the same period last year.

Product gross margins improved driven by sales mix that favored higher margin systems, as well as aggressive cost control efforts in operations that reduced the level of production inefficiencies that we experienced in prior quarters.

Service gross margins also improved compared to same period last year, helped by our cost control efforts.

SLIDE 10: OPERATING RESULTS

We were pleased to again recognize a significant reduction in our operating expenses, and improvement in operating results during the second quarter.

GAAP operating expenses declined by 17% to $96.7 million for the second quarter, as compared to the same period last year.

Non-GAAP operating expenses declined by 10% to $86.0 million for the second quarter, as compared to the same period last year.

In addition, non-GAAP operating expenses in the quarter declined by 3% sequentially when compared to the first quarter of 2016.

These favorable trends over the last two quarters reflect the positive impact of our operational initiatives and our overall focus on improving operational efficiencies and reducing our direct and indirect spending.

SG&A expenses declined significantly over the same period last year, reflecting the cost reductions, lower IT expenses related to our company-wide ERP roll out, as well as the impact of lower reseller commissions.

We should note that these planned cost reductions do not impact our long-term strategic initiatives, and in some instances we have actually increased investments in areas we view as strategically important for long-term growth.

SLIDE 11: GEOGRAPHIC MIX

The following slide provides you with a breakdown of our geographic sales for the quarter, which reflects the broad-based weakness we have outlined previously.

Our regional results were consistent with the trends we have observed in recent quarters.

SLIDE 12: BALANCE SHEET/CASH FLOW

GAAP EBITDA for the second quarter amounted to $6.9 million.

Non-GAAP EBITDA for the second quarter amounted to $19.5 million, compared to $12.6 in Q1 2016 and $12.1 million for the same period last year.

The Company generated $6.9 million in cash from operations during the second quarter, and currently holds approximately $253.9 million in cash and cash equivalents.

Inventory at the end of the second quarter increased slightly to $125.7 million as compared to $124.5 million at the end of the first quarter. We continue to focus aggressively on managing inventory levels.

Accounts receivable increased slightly to $113.3 million, compared to $109.1 million at the end of the first quarter. DSO on 12-month trailing revenue increased slightly to 61, compared to 58 in the previous quarter.

SLIDE 13: SUMMARY

In summary,

1.)	We are pleased with our improved operational performance and positive cash flow, driven by the progress we have made in controlling expenses and improving operations.
2.)	We are pleased with the positive trends in both operating and gross margins, supported by our operational initiatives, as well as a favorable sales mix.
3.)	Going forward, we will remain focused on managing expenses and driving additional operational improvements.
4.)	And finally, we believe we maintain a strong balance sheet with sufficient capital to invest for the future and capitalize on emerging opportunities.

I would now like to turn the call over to our VP of Investor Relations, Shane Glenn, who will provide you greater details on our 2016 financial guidance. Shane?

SLIDE 14: GUIDANCE

SPEAKER: Shane Glenn

Thank you, Erez.

Our guidance for 2016 remains as follows:

1.	Total revenue in the range of $700 to $730 million, with non-GAAP net income in the range of $9 to $23 million, or $0.17 to $0.43 per diluted share.
2.	GAAP net loss of $84.0 to $67.0 million, or ($1.60) to ($1.28) per basic share.
3.	Non-GAAP earnings guidance excludes $59.0 million of projected amortization of intangible assets; $25.0 to $27.0 million of share-based compensation expense; $7.0 million in merger and acquisition related expenses; $4.0 to $5.0 million in reorganization and other related costs; and includes $5.0 million in tax expenses related to non-GAAP adjustments.

Additionally, we are providing the following estimates regarding our company’s potential performance and strategic plans for 2016:

Based on revenue trends in the first half of the year, we now believe that we will end 2016 at the lower end of our revenue guidance, and with:

1.	Gross margins in a range of 54% to 55%;
2.	Operating margins of 3% to 5%;
3.	Tax expense of $15 to $17 million, which includes the negative impact of the planned accounting treatment for tax valuation allowance;
4.	And, capital expenditures projected at $60 to $70 million, with approximately $45 million designated for completing the company’s new facility in Israel.

As previously discussed, our relatively high estimated non-GAAP tax rate for 2016 is a function of the ongoing non-cash valuation allowance on deferred tax assets we expect to record throughout the year.

As Erez mentioned, these deferred tax assets have expiration dates many years into the future, and we do anticipate being able to ultimately recognize their value to offset perspective tax liabilities.

The company believes that it can achieve a significant improvement in its operating structure in 2016 which can translate into improved operating profit compared to the prior year.

Given the expected ongoing negative impact of not recording a tax benefit on U.S tax losses on our net income loss, the company believes non-GAAP operating profit growth would be the best measure of performance in 2016.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of our press release and slide presentation, with itemized detail of the non-GAAP financial measures.

Now, I'd like to turn the call back over to our CEO, Ilan Levin. Ilan?

SLIDE 15&16 STRATEGIC OVERVIEW

SPEAKER: Ilan Levin

Thank you, Shane.

We were pleased with the improvements in our financial performance during the period, and we remain on track to meet our goals for improved financial performance for the year.

As our industry matures and expands beyond traditional design and engineering applications, we expect the development of advanced solutions that target specific customer applications with enhanced value will drive an exciting new phase of growth for our industry.

We are fortunate to have at our disposal a broad set of capabilities ranging from high-end production systems to entry-level 3D printers, as well as services that include professional consulting and Stratasys Direct Manufacturing.

For example, we recently announced a professional services and consulting offering that leverages the expertise of both our traditional hardware and materials business, as well as the deep manufacturing knowledge from Stratasys Direct Manufacturing.

The new service assists customers to implement 3D printing solutions for applications that range from prototyping to production parts, using a technology-agnostic approach.

We are focused on bringing value to our customers with a comprehensive ecosystem of solutions, and believe our unmatched technological capability and customer reach represent invaluable assets with significant potential for further development.

SLIDE 17: J750 – EARLY SUCCESS

The development of the J750, the industry’s first and only full-color, multi-material 3D printer, and its recent success within the marketplace, demonstrates our ability to bring enhanced value to our customers.

The transformative new system enables full color 3D printing, combined with unprecedented material offerings to help users streamline their workflow process and speed product delivery cycles.

The J750 enables near instantaneous decision-making by streamlining the way products are designed, evaluated and brought to market.

The system is expected to improve Total Cost of Ownership by eliminating many of the traditional complex processes, time and resources required to create product-matching prototypes in full color.

We successfully launched the J750 earlier this year, with early success driven by applications for consumer products, medical devices, service bureaus, and education.

For example, OtterBox, the leading smartphone case company in the U.S., required realistic prototypes and fast new product design iterations.

The J750 removed costly and time consuming post processing from their workflow, allowing for a single full-color and multi-material prototype with a 30 minute print time, to replace what used to be a nearly three day process.

OtterBox is now completing product development cycles in eight weeks, compared to 26 weeks before they adopted the J750.

SLIDE 18: GrabCAD Launch

We view software as a critical component of our overall strategy that supports an integrated architecture of hardware, material, and service offerings.

Accessibility and ease-of-use remain significant barriers within our industry, and we believe our GrabCAD Software-as-a-Service platform can help customers with tools that lower those barriers, and ultimately unlock greater value for 3D printing.

In May, we announced the public beta of GrabCAD Print, the first new product released as part of this strategy.

GrabCAD Print is a cloud-based printing application with native CAD support that provides the ability to share, organize, analyze, and print 3D models on supported professional 3D printers.

Access to this functionality is readily available online or through locally installed clients, and securely managed through the GrabCAD Platform.

The tool incorporates a universal, open architecture design-to-print workflow that makes 3D printing significantly easier, more intuitive, and actionable.

We are committed to an open and partner-friendly ecosystem, and industry-leading CAD solution providers such as PTC, Dassault Systèmes' SOLIDWORKS, and Siemens PLM Software will be collaborating with Stratasys to further simplify key functions for the CAD-to-3D print workflow.

In addition to preparing and printing jobs from their native CAD environment, users will be able to analyze designs for 3D printability and access other Stratasys 3D printing solutions.

The overall GrabCAD Platform now includes:

1.	GrabCAD Community, a vibrant Community of millions of engineers, designers, and students sharing CAD content, how-to tutorials and participating in publicly sponsored design ‘Challenges;’
2.	GrabCAD Workbench, a SaaS product for design teams to securely manage and collaborate on product design projects;
3.	and GrabCAD Print, offering simplified CAD to print workflow to make professional 3D printing easier and more accessible.

With GrabCAD and MakerBot’s Thingiverse, we believe we maintain the largest communities of end-users in our industry – providing a unique ability to interact and communicate directly with customers who can recognize value from our solutions.

SLIDE 19: SUMMARY

In summary:

1.	We are pleased with our improved financial performance that has resulted from our continuous improvement of operations, and the impact of our ongoing actions to reduce operating expenses;
2.	We are also pleased with the initial success of the new J750, as well as early interest in GrabCAD Print and our overall software strategy to make 3D printing significantly more intuitive and highly accessible for our customers;
3.	As our industry matures, our focus will be on our customers’ needs, and how Stratasys can provide a clear value proposition by leveraging our core assets and cultivating new capabilities;
4.	This approach includes investing aggressively to develop an advanced ecosystem of applications and solutions that bring enhanced value for customers within key vertical markets;
5.	And finally, although we are not observing any change in the near-term market environment, we remain committed to these strategic initiatives and we are excited about our company’s future.

Operator, please open the call for questions.

SLIDE 20: Q&A

SPEAKER: Ilan Levin

Thank you for joining today’s call. We look forward to speaking with you again next quarter. Goodbye.

SLIDE 21: FINANCIAL RECONCILIATION TABLES